MS 3040(SP 2)

cordero
ENERGY INC

2400 Bow Valley Square 3
255 - 5 Avenue S W
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
[redacted]

RECEIVED
2007 OCT 22 A 11:22

07027475

October 17, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Cordero Energy Inc. – File No. 082-34983

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Cordero Energy Inc. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

CORDERO ENERGY INC.

By: ______________________
Name: C. Dean Setoguchi
Title: Chief Financial Officer

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

END

10/22

www.corderoenergy.com